May 12, 2025

Gary Millerchip
Executive Vice President and Chief Financial Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

       Re: Costco Wholesale Corporation
           Form 10-K for Fiscal Year Ended September 1, 2024
           Response dated April 21, 2025
           File No. 000-20355
Dear Gary Millerchip:

       We have reviewed your April 21, 2025 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
19, 2025 letter.

Form 10-K for the Fiscal Year Ended September 1, 2024
Business
Memberships, page 5

1. We note your response to prior comment 1 and 3. Please clarify your disclosure so users have better understanding of your rational behind the methodology of your renewal rate calculation and active memberships.
 May 12, 2025
Page 2

       Please contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services